UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2018

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

ABILITY INC.

As previously disclosed, on January 12, 2018, Ability Inc. (the “Company”) received a notification from the staff of Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) that the Company is not in compliance with Nasdaq Listing Rule 5550(b)(1) due to its failure to maintain a minimum of $2,500,000 in shareholders’ equity (the “Minimum Shareholders’ Equity Requirement”) or satisfy any alternative to such requirement. In order to maintain its listing on The Nasdaq Capital Market, the Company submitted a plan of compliance addressing how it intended to regain compliance, which was accepted by the Staff on March 7, 2018. The Company originally had until July 11, 2018, to evidence compliance with the Minimum Shareholders’ Equity Requirement.

On July 12, 2018, the Company received a letter from the Staff indicating that it did not meet the Staff’s July 11, 2018, deadline to regain compliance with Nasdaq Listing Rule 5550(b)(1) due to the Company’s failure to maintain the Minimum Shareholders’ Equity Requirement or satisfy any alternative to such requirement. As a result, the Company would have been subject to delisting on July 23, 2018, unless it requested a hearing before a Nasdaq Listing Qualifications Panel (the “Panel”). On July 19, 2018, the Company requested a hearing before the Panel. On August 30, 2018, a hearing was held before the Panel at which the Company presented its plan of compliance and requested a further extension of time until November 30, 2018, in which to regain compliance.

On September 17, 2018, the Panel determined to continue the listing of the Company’s ordinary shares on Nasdaq subject to the Company having, on or before November 30, 2018, completed its compliance plan and regained compliance with the Minimum Shareholders’ Equity Requirement and demonstrated to the satisfaction of the Panel that it can maintain compliance over the coming year (the "Panel's Decision"). If the Company is unable to demonstrate compliance with all requirements for continued listing on the Nasdaq by November 30, 2018, then its ordinary shares may be delisted from Nasdaq.

In addition, the Nasdaq Listing and Hearing Review Council (the “Listing Council”) may, on its own motion, determine to review any Panel decision within 45 calendar days after issuance of the written decision. If the Listing Council determines to review the Panel's Decision, it may affirm, modify, reverse, dismiss or remand the decision to the Panel.

The information contained in this report is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (333-226288).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

Date: September 18, 2018

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